March 28, 2016

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS LMCG International Small Cap Fund (The "Fund") (FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On January 15, 2016, Forum Funds ("Registrant") filed Post-Effective Amendment No. 519 ("PEA 519") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register shares of the Fund, a new series of the Registrant (accession number 0001435109-16-001265) (the "Registration Statement"). On February 26, 2016, the SEC staff ("Staff") provided comments via telephone regarding PEA 519, and on March 21, 2016, Registrant submitted its responses to such comments via EDGAR correspondence ("Comment Response Letter"). Below is a summary of additional follow-up comments provided by the Staff via telephone on March 23, 2016 relating to the Comment Response Letter and Registration Statement. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below will be incorporated in a post-effective amendment, which is expected to be filed concurrent with this letter on or about March 28, 2016 pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to April 1, 2016 pursuant to Rule 461 of Regulation C.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

COMMENT RESPONSE LETTER DATED MARCH 21, 2016

Comment 1: With respect to the response provided to Comment #15 in the Comment Response Letter, please explain why the Adviser cannot analyze or speculate as to whether the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code of 1986, as amended ("Code").

Response: LMCG Investments, LLC, the Fund's investment adviser, believes that the Predecessor Fund could have complied with the requirements of subchapter M of the Code.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comments 2: Describe the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities to any person as required by Item 16(f)(1) of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Edmund H. Price, Esq.

LMCG Investments, LLC

Stacy L. Fuller, Esq.

K&L Gates LLP